Effective January 1, 2008, the Trustees of the Trust approved a level-distribution plan of the Trust (the "Plan") pursuant to which the Trust would make distributions at an annual fixed distribution rate of up to 8.5% of the Trust's average monthly net asset value. The Trustees of the Trust determined that the adoption and implementation of the Plan are consistent with the Trust's Investment Objective and Policies contained in Amendment No. 11 to the Registration Statement of the Trust (File No. 811-5400), as filed with the Securities and Exchange Commission via EDGAR on February 28, 2006, on Form N-2 under the Investment Company Act of 1940. Such document is incorporated herein by reference.